Filed pursuant to Rule 433

Registration No. 333-258650

Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus

dated August 18, 2021

CHARAH SOLUTIONS, INC.

US $135,000,000

8.50% Senior Notes Due 2026

Final Term Sheet

August 20, 2021

The information in this pricing term sheet relates to the offering of 8.50% Senior Notes due 2026 of Charah Solutions, Inc. and is qualified in its entirety by reference to the Preliminary Prospectus, dated August 18, 2021 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Charah Solutions, Inc. (the “Issuer”)

Securities:	8.50% Senior Notes Due 2026 (the “Notes”)

Principal Amount:	$135,000,000 (including exercise of underwriter option)

Underwriter Option:	$5,000,000

Type:	SEC Registered

Trade Date:	August 23, 2021

Settlement Date:	August 25, 2021

Listing:	NYSE “CHRB”

Price to Public:	$25.00

Underwriters’ Discount:	$0.875 per note

Underwriters’ Purchase Price from Issuer:	$24.125 per note

Net Proceeds to the Issuer (before expenses and other fees):	$130,275,000 (including full exercise of the underwriters’ option to purchase additional Notes)

Maturity Date:	August 31, 2026

Rating:	The Notes have received a “B” rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Annual Coupon:	8.50%, paid quarterly in arrears

Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing October 31, 2021, and at maturity

Day Count:	30/360

Optional Redemption:

The Notes may be redeemed for cash in whole or in part at any time at the Issuer’s option (i) on or after August 31, 2023 and prior to August 31, 2024, at a price equal to 103% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after August 31, 2024 and prior to August 31, 2025, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after August 31, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Upon the occurrence of certain change of control events, the Issuer may redeem the Notes, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption.

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	15957P 204/US15957P2048

Book-Running Managers:	B. Riley Securities, Inc., Boenning & Scattergood, Inc., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., William Blair & Company, L.L.C.

Lead Manager:	EF Hutton, division of Benchmark Investments, LLC

Co-Managers:	Aegis Capital Corp., Colliers Securities LLC, Huntington Securities, Inc., Newbridge Securities Corporation, B.C. Ziegler & Company

Conflict of Interest:

B. Riley Securities, Inc. will participate in the offering of the Notes as a joint book-running manager. B. Riley Securities, Inc. has also agred to purchase $35,000,000 of Notes in the Offering.

B. Riley Securities, Inc. has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121 B. Riley Securities, Inc. has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121(a)(2), which requires that a “qualified independent underwriter” as defined in FINRA Rule 5121(f)(5), participate in the preparation of the registration statement and prospectus and exercise its usual standards for due diligence in respect thereto. Boenning & Scattergood, Inc. has agreed to act as the qualified independent underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. Boenning & Scattergood, Inc. will not receive a fee for acting as the qualified independent underwriter for this offering.

An affiliate of B. Riley Securities, Inc. has agreed to enter into an agreement pursuant to which it will cash collateralize the Issuer’s existing outstanding letters of credit.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The Issuer has filed a registration statement on Form S-1 and Preliminary Prospectus with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileysecurities.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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